[Paterson-UTI Letterhead]

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: April Sifford

Re:	Patterson-UTI Energy, Inc.
Form 10-K for Fiscal year Ended December 31, 2005
Filed March 30,2006
File No. 000-22664
Dear Mesdames and Sirs:
     By letter dated December 27, 2006, Patterson-UTI Energy, Inc. (“the Company”) received the Staff’s comments relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005. The following numbered paragraphs repeat the comments for your convenience, followed by our responses to those Comments.
General
     1. Our Office of the Chief Accountant has contacted PricewaterhouseCoopers LLP to discuss how PwC remained independent in light of the litigation that you disclose on page 16 of your Form 10-K. We may have further comment based on the outcome of those discussions.
     Our understanding is that representatives from PwC recently had a phone discussion with representatives of the Office of the Chief Accountant for the purpose of discussing how PwC remained independent in light of the litigation disclosed on page 16 of our Form 10-K. Our understanding, based on information conveyed to us by PwC, is that the question has been satisfactorily resolved with the Office of the Chief Accountant. Should there be any further question, please advise us in this regard.
Disclosure Controls and Procedures, page 41
2. We note that you concluded that your disclosure controls and procedures were not effective at a reasonable level of assurance. Please revise your conclusion to remove, “at a reasonable level of assurance,” and simply state that your disclosure controls and procedures were not effective.
     We will revise our conclusion to remove “at a reasonable level of assurance” in future filings.
Notes to Consolidated Financial Statements, page F-1
Note 1. Description of Business and Summary of Significant Accounting Policies, page F-9
3. Please disclose your policy in regards to the capitalization and amortization of mobilization costs to the extent your mobilization costs are material.

     Mobilization fees are less than 10% of our total drilling revenues. Accordingly, we have not specifically disclosed our accounting policy with respect to mobilization fee revenue recognition. Mobilization fees are earned upon our completion of moving and rig up. In most cases, no deferred revenue is recorded since mobilization fees are due and revenues are recognized after mobilization services are completed. In rare situations, we receive mobilization fees “up front” and the revenues are deferred until the fees are earned.
Revenue recognition, page F-10
4. We note that you recognize revenues under your footage and turnkey contract drilling arrangements on a percentage-of-completion and completed contract methods, respectively. Please provide us with a thorough analysis of why you believe this method is appropriate for your drilling arrangements, as we believe SOP 81-1 should not be applied to contracts that are outside its scope. Revenue should be recognized as the services are performed and should not result in using costs incurred as basis for recognizing revenue. We would generally expect that service contract revenue recognition be based on an output measure of performance. Refer to Section II.F.2 of our Current Accounting Disclosure Issues in the Office of Corporation Finance, which may be found at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf for additional guidance.
     We believe that SOP 81-1 governs the accounting for our contracts and understand that SOP 81-1 is also utilized by other contract drilling companies. Footnote 1 to SOP 81-1 states that statement is not intended to apply to “service transactions” as defined in the FASB’s October 23, 1978 Invitation to Comment, Accounting for Certain Service Transactions. However, it applies to separate contracts to provide services essential to the construction or production of tangible property, such as design, engineering, procurement, and construction management. Paragraph 13 of SOP 81-1 includes within the scope of that statement contracts in the construction industry, such as those of general building, heavy earth moving, dredging, demolition, design-build contactors, and specialty contractors (for example, mechanical, electrical, or paving). We believe our contracts are for services essential to the production of tangible property and are, therefore, within the scope of SOP 81-1.
     If an output measure of performance such as feet drilled were used for revenue recognition purposes, a disproportionate amount of net income would be recognized in the early part of the contract since the costs associated with drilling a well are disproportionately higher as drilling progresses deeper.
Oil and natural gas properties, page F-10
5. We note that if reserve classification is uncertain after one year following the completion of drilling, you recognize the costs of exploratory wells as expense. FAS 19 as amended by FSP 19-1, which was effective for a company’s first reporting period beginning after April 4, 2005, stipulates in paragraph 31 that capitalized drilling costs shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. Please tell us how your policy is consistent with FAS 19, and describe the impact of the adoption of FSP 19-1 on your financial position and results of operations in your discussion of recently-issued accounting standards on page 39.
     Our policy is consistent with FAS 19 in that capitalized drilling costs continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and we are making sufficient progress assessing the reserves and economic and operating viability of the project. Sufficient progress is assessed based on all relevant facts and circumstances including those qualitative factors set forth in paragraph 32 of FSP 19-1. At the point when it is determined that we are not making sufficient progress assessing the reserves and viability of the project, we recognize the costs of the well as expense. Our disclosure indicates that we review wells in progress quarterly to determine the related reserve classification. Due to the nature of the exploratory wells we drill, our experience has been that we are able to make the determination as to whether we are making sufficient progress in assessing the reserves and viability of a project within one year from the completion of drilling. If reserve classification is uncertain after one year following the completion of drilling, we recognize the costs of exploratory wells as expense. “Uncertain” in this disclosure means that the well has not found a sufficient quantity of reserves to justify its completion as a producing well. We will modify the disclosure in future filings to make this more clear.
     In our quarterly report on Form 10-Q for the quarterly period ended September 30, 2005, we disclosed the impact of the application of FSP 19-1 on July 1, 2005 at which time no costs were impaired as a result of the application of FSP 19-1. For the year ended December 31, 2005, our oil and gas producing activities did not represent 10 percent or more of the combined revenues of all of our industry segments, did not represent 10 percent or more of the combined operating profit of all of our industry segments and did not represent 10 percent or more of our total assets. Based on this, and in accordance with paragraph 8 of FAS 69, disclosures about oil and gas producing activities were not included in our annual report on Form 10-K for the year ended December 31, 2005.
Note 11. Commitments, Contingencies and Other Matters, page F-22
6. We note that you recorded a charge in 2005 of $4.2 million related to the financial failure of a workers’ compensation insurance carrier that had provided coverage for the Company in prior years. Please tell us how, if at all, the 2005 charge relates to the $4.7 million charge that you recorded in 2002 due to the financial failure of a workers’ compensation insurance carrier that you used from 1992 until March 2001. If the chares are related, then tell us why you have recorded an additional charge in 2005 and why the charge should not have been recorded in earlier periods.
     The 2005 charge is related to the same financial failure of a workers’ compensation insurance carrier that we used from 1992 until March 2001. The insurance carrier failed in 2002 at which time we recorded an estimate of $4.7 million related to our liability with respect to claims incurred under plan years covered by this carrier. This estimate was based on the best available information at the time which included claims history and loss run reports for the claims that had been covered by the failed carrier. Industry multipliers were used to determine future development and trending of such claims.
     As a result of the state taking over the administration of the claims when the insurance carrier failed, we did not receive information on claims, administration and payments for several years. We revised our estimate of the liability associated with these claims in the first quarter of 2005 based on payment and other information received from the state with respect to these claims. Since this information was not available at the time of our original estimate in 2002, the increase in the liability was treated as a change in accounting estimate and accounted for prospectively in 2005.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact me at 214-360-7800.

Very truly yours,

/s/ John E. Vollmer III
John E. Vollmer III
Senior Vice President - Corporate Development Chief Financial Officer, Secretary and Treasurer